UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Record Revenues and Increase in Profits for Third Quarter 2008. Dated November 3rd, 2008	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 3rd, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Record Revenues and Increase in Profits for
Third Quarter 2008

TEL AVIV, Israel – November 3, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced financial results for the third quarter ended September 30, 2008.

Highlights:

—	Record revenues of $74.3 million, up 23% from Q3 2007

—	GAAP net income up 29% compared to Q3 2007; Non-GAAP net income up 24%

—	Non-GAAP EPS of $0.05; GAAP EPS of $0.01

—	WiMAX revenues of $49.5 million, up 41% from Q3 2007

—	Cumulative WiMAX shipments of over $390 million

—	Cash reserves of $146 million

In the third quarter of 2008, revenues increased to $74.3 million, a 23% increase from $60.6 million in the third quarter of 2007, and a 7% increase from $69.7 million in the second quarter of 2008. BreezeMAX® revenues in Q3 2008 were over $49 million, or about 67% of total revenues.

GAAP net income in the third quarter of 2008 was $803,000, or $0.01 per share, compared to GAAP net income of $621,000, or $0.01 per share, in Q3 of 2007, which included income from discontinued operations of $750,000 , and GAAP net loss of $(812,000), or $(0.01) per share, in Q2 2008.

Excluding amortization of acquired intangibles, stock based compensation expenses and discontinued operations, the company reported non-GAAP net income of $3.0 million, or $0.05 per diluted share, compared with non-GAAP net profit of $2.4 million, or $0.04 per diluted share, in Q3 2007, and $1.7 million, or $0.03 per diluted share in the second quarter of 2008.

Cash reserves as of September 30, 2008 totaled approximately $146 million.

For supplemental information to facilitate evaluation of the impact of non-cash charges, results of discontinued operations and comparisons with historical results, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q3 and the first nine months of 2008 and the comparative periods.

Comments from Management
“Q3 was an excellent quarter with record revenues and shipments, improved profitability and strong bookings. The U.S. dollar strengthened during the quarter, so currency translation had less of an impact than we had expected. We also achieved several business milestones including being awarded the first major project with Nortel, and two major expansions of existing customers’ projects in Europe and Latin America.

“This strong execution occurred in a climate of increasingly negative sentiment resulting from the spreading credit crisis and subsequent predictions of global recession. These macro-economic factors are becoming a looming threat at a time when our own visibility is much better than a year ago, and the company is stronger than ever in terms of both business and financial parameters. If we are heading into a slowdown, we are doing so with excellent momentum.

“Current metrics such as number of projects in the pipeline, bookings and customer feedback are still giving positive signals, but we also have seen a few projects move more slowly for reasons unrelated to the economy. Therefore, we are adopting a cautious stance in our assumptions about the timing of shipments and related revenues. In addition, we are preparing to operate within a more difficult business climate as we move into 2009. We will intensify our expense control efforts, adopt even more conservative credit policies, and continually monitor our bookings and pipeline of business in order to focus our resources on the projects most likely to move forward regardless of the economic environment. During this period of uncertainty, we will concentrate on maintaining maximum flexibility and prepare to take action if the market weakens, with the main goal of capturing market share from weaker competitors or those changing their focus.”

Q4 2008 Guidance
The company’s revenue guidance for Q4 2008 is $70 to $78 million. Based on this revenue range, non-GAAP per share results are expected to range between $0.00 and $0.07, based on approximately 64.5 million of estimated weighted average diluted shares outstanding. GAAP results are expected to range between a loss of ($0.04) and earnings per share of $0.03.

Alvarion’s management will host a conference call today at 9:00 a.m. ET.
Please call the following dial in number to participate:
USA: (800) 288-8961; International: +1(612) 332-0636.

The public is invited to listen to the live webcast of the conference call.

For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EST on November 3, 2008 through 11:59 p.m. EST on December 3, 2008.
To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 962370.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: : potential impact on our business of the spread of the U.S. credit crisis and subsequent predictions of, and potential for, global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, the failure of the agreement with Nortel networks limited to generate increased sales as anticipated and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Alvarion uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, amortizations of intangibles and results of discontinued operations. Alvarion’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Alvarion’s on-going operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine Months Ended September 30,	Nine Months Ended September 30,	Three Months Ended September 30,	Three Months Ended September 30,	Three Months Ended June 30,
	2008	2007	2008	2007	2008

Sales	$211,187	$170,236	$74,279	$60,612	$69,740

Cost of sales	109,032	84,863	39,098	30,644	35,591

Gross profit	102,155	85,373	35,181	29,968	34,149

Operating expenses:
Research and development, net	45,033	37,571	14,129	12,721	15,791
Selling and marketing	45,612	40,976	16,054	14,710	14,905
General and administrative	14,040	11,647	4,731	3,946	4,696
Amortization of intangible assets	1,594	1,908	328	636	633

Total Operating expenses	106,279	92,102	35,242	32,013	36,025

Operating loss	(4,124)	(6,729)	(61)	(2,045)	(1,876)

Financial income, net	3,514	5,059	864	1,916	1,064

Income (loss) from continuing operations	(610)	(1,670)	803	(129)	(812)

Income from discontinued operations, net (*)	-	1,804	-	750	-

Net income (loss)	$(610)	$134	$803	$621	$(812)

Basic net earnings (loss) per share:
Continuing operations	$(0.01)	$(0.03)	$0.01	$(0.00)	$(0.01)
Discontinued operations	$-	$0.03	$-	$0.01	$-
Total	$(0.01)	$0.00	$0.01	$0.01	$(0.01)

Weighted average number of shares used in
computing basic net earnings (loss) per share	63,123	62,031	63,170	62,511	63,140

Diluted net earnings (loss) per share:
Continuing operations	$(0.01)	$(0.03)	$0.01	$(0.00)	$(0.01)
Discontinued operations	$-	$0.03	$-	$0.01	$-
Total	$(0.01)	$0.00	$0.01	$0.01	$(0.01)

Weighted average number of shares used in
computing diluted net earnings (loss) per share	63,123	64,433	64,392	65,263	63,140

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING
AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES AND INCOME FROM DISCONTINUED OPERATIONS

U.S. dollars in thousands (except per share data)

	Nine Months Ended September 30,	Nine Months Ended September 30,	Three Months Ended September 30,	Three Months Ended September 30,	Three Months Ended June 30,
	2008	2007	2008	2007	2008

Net income (loss) according to US GAAP	$(610)	$134	$803	$621	$(812)

Amortization of acquired current technology and customer relationships	1,594	1,908	328	636	633

Stock based compensation expenses related to SFAS 123R	5,772	5,482	1,892	1,925	1,867

Income from discontinued operations, net (*)	-	(1,804)	-	(750)	-

Net Income from continuing operations excluding amortization of acquired intangibles, stock based compensation and income from
discontinued operations	$6,756	$5,720	$3,023	$2,432	$1,688

Basic net earnings per share from continuing operations excluding amortization of acquired intangibles, stock based compensation
and income from discont$nued operations	$0.11	$0.09	$0.05	$0.04	$0.03

Weighted average number of shares used in computing
basic net earnings per share	63,123	62,031	63,170	62,511	63,140

Diluted net earnings per share from continuing operations excluding amortization of acquired intangibles, stock based compensation
and income from discontimued operations	$0.10	$0.09	$0.05	$0.04	$0.03

Weighted average number of shares used in computing
diluted net earnings per share	64,496	64,433	64,392	65,263	64,565

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three Months Ended September 30, 2008				Three Months Ended June 30, 2008
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$74,279	$-		74,279	$69,740

Cost of sales	39,098	(173	)(a)	38,925	35,415

Gross profit	35,181	(173)		35,354	34,325

Operating expenses:
Research and development, net	14,129	(593	)(a)	13,536	15,217
Selling and marketing	16,054	(543	)(a)	15,511	14,398
General and administrative	4,731	(583	)(a)	4,148	4,086
Amortization of intangible assets	328	(328	)(b)	-	-

Total Operating expenses	35,242	(2,047)		33,195	33,701

Operating profit (loss)	(61)	2,220		2,159	624

Financial income, net	864	-		864	1,064

Net income from continuing operations	803	2,220		3,023	1,688

Basic net earnings per share from continuing operation:	$0.01			0.05	$0.03

Weighted average number of shares used in computing basic net earnings per share	63,170			63,170	63,140

Diluted net earnings per share from continuing operation:	$0.01			0.05	$0.03

Weighted average number of shares used in computing diluted net earnings per share	64,392			64,392	64,565

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2008	December 31, 2007

ASSETS
Cash, cash equivalents, short-term and long-term investments	$145,544	$138,874
Trade receivables	50,734	31,224
Other accounts receivable	11,601	16,250
Inventories	44,746	42,746
Severance pay fund	14,214	11,667

INVESTMENT IN AFFILIATES	1,551	605

PROPERTY AND EQUIPMENT, NET	15,880	13,078

GOODWILL AND OTHER INTANGIBLE ASSETS	57,105	58,699

TOTAL ASSETS	$341,375	$313,143

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$45,615	$24,091
Other accounts payable and accrued expenses	49,335	52,257

Total current liabilities	94,950	76,348

ACCRUED SEVERANCE PAY	20,185	16,242

TOTAL LIABILITIES	115,135	92,590

SHAREHOLDERS' EQUITY	226,240	220,553

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$341,375	$313,143

ALVARION LTD. & ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three Months ended September 30, 2008

Cash flows from operating activities:
Net income	$803
Adjustments to reconcile net profit to net cash used by operating activities:
Depreciation	1,376
Stock based compensation expenses related to SFAS 123R	1,892
Amortization of intangibles assets	328
Increase in trade receivables	(9,434)
Increase in other accounts receivable and prepaid expenses	(1,084)
Increase in inventories	(1,275)
Increase in trade payables	5,390
Increase in other accounts payables and accrued expenses	1,019
Accrued severance pay, net	742

Net cash used in operating activities from continuing operations	(243)

Cash flows from investing activities:
Purchase of fixed assets	(2,684)
Investment in affiliates	(646)

Net cash used in investing activities from continuing operations	(3,330)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	62

Net cash provided by financing activities from continuing operations	62

Decrease in cash, cash equivalents, short-term and long-term investments from continuing operations	(3,511)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	149,055

Cash, cash equivalents, short-term and long-term investments at the end of the period	$145,544